AMERICAN LORAIN CORPORATION

August 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: H. Roger Schwall, Assistant Director

Re:	American Lorain Corporation
Registration Statement on Form S-3
Filed July 29, 2015
File No. 333-205927

Dear Mr. Schwall:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, American Lorain Corporation (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above- referenced Registration Statement and declare such Registration Statement effective as of 4:00 p.m. EDT, on August 12, 2015, or as soon thereafter as practicable. The Company also requests that the Commission specifically confirm such effective date and time to the Company and the undersigned.

In connection with the acceleration request, the Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Thomas Wardell at (404) 527-4990 or Mr. Jeffrey Li at (202) 496-7443 at Dentons US, LLP.

Very truly yours,
/s/ Si Chen
Sin Chen
Chief Executive Officer
American Lorain Corporation